EXHIBIT 2

                  MORGENS, WATERFALL, VINTIADIS & COMPANY, INC.









                                                 April 1, 1997




Jefferies & Company, Inc.
11100 Santa Monica Boulevard
10th Floor
Los Angeles, CA  90025
Attention:  Brent Stevens

Dear Sirs:

          This letter will confirm that certain investment advisory accounts managed by Morgens, Waterfall, Vintiadis & Co., are willing to offer an option to purchase the shares of Riviera Holding[s] Corporation owned by them to an entity to be formed by Allen Paulson on substantially the terms attached hereto. This offer shall be subject to the negotiation, preparation, mutual execution and delivery of a definitive option agreement satisfactory to us. The attached term sheet is not intended and should not be construed to constitute a complete statement of, or as a legal[,] binding or enforceable contract, agreement or commitment on the part of the undersigned.

                                                   Sincerely,


                                                   s/Bruce Waterfall









                                 Page 32 of 38 Pages

TERM SHEET (FOR DISCUSSION PURPOSES ONLY - APRIL 1, 1997)


A.  Parties:

NewCo, an entity controlled by Mr. Allen Paulson (collectively, "Purchaser"); certain advisory clients of Morgens, Waterfall, Vintiadis & Company, Inc. (collectively, "Morgens Waterfall"); Stein Roe & Farnham, Incorporated as advisor ("Stein Roe"); and Sun Life Insurance Company ("Sun Life" and, together with Morgens Waterfall and Stein Roe, "Seller").

B.  Stock to be Acquired:

Acquisition by Purchaser of all 1,272,560 [Riviera Holdings Corporation, hereinafter "R. Corp"] shares held by Morgens Waterfall representing approximately 24% of R. Corp. calculated on a fully diluted basis, all 857,160
R. Corp. shares held by Stein Roe representing approximately 17% of R. Corp. calculated on a fully diluted basis, and all 761,920 R. Corp. shares held by Sun Life representing approximately 15% of R. Corp. calculated on a fully diluted basis (collectively, the "Shares").

C.  Purchase Price:

Cash purchase price (the "Purchase Price") equal to $15 per share (less all dividends other than stock dividends and subject to adjustment for other distributions, stock splits, stock dividends, share issuances below the Purchase Price on a per share basis or repurchases and certain other changes to capitalization, in each case mutually agreeable to the parties). The Purchase Price shall be allocated as follows: (i) in the case of Morgens Waterfall, $19,088,400; (ii) in the case of Stein Roe, $12,857,400; and (iii) in the case of Sun Life, $11,428,800.

D.  Option Price/Period:

Subject to approval by the Board of Directors of R. Corp., Purchaser and Seller shall, on or before April 30, 1997, enter into an option agreement (the "Option Agreement") granting Purchaser or its nominee the option to purchase all of the Shares (the "Option"). Purchaser shall post a clean, irrevocable letter of credit issued by an issuer acceptable to Seller upon terms and conditions acceptable to Seller and payable upon presentation of a sight draft by Seller ("L/C"), on the date of Purchaser's execution and delivery of the Option Agreement to Seller (the "Commencement Date"), calculated at 20% of the Purchase Price. The L/C shall be allocated as follows: (i) in the case of Morgens Waterfall, $3,817,680; (ii) in the case of Stein Roe, $2,571,480; and
(iii) in the case of Sun Life, $2,285,760. The L/C shall be unconditionally payable upon expiration of the Option except if Refund Events (as defined below) occur. "Refund Events" mean (i) Purchaser's inability to acquire, on terms set forth in the Option Agreement, options to acquire that number of shares which, when exercised and combined with the number of R. Corp. shares

                                 Page 33 of 38 Pages
currently owned by Purchaser or its affiliates, will equal at least 60% of the issued and outstanding shares of R. Corp. or (ii) breach by the Seller of any covenant contemplated hereby. The Option shall be exercisable in whole, but not in part until the earlier of (x) April 1, 1998 or (y) eight weeks from the date on which all necessary regulatory approvals, including licensing or finding of suitability of Purchaser by the Nevada Gaming Commission, approval of changes of control of R. Corp. by the Nevada Gaming Commission, Hart-Scott-Rodino approvals, and any necessary third party consents (collectively, the "Approvals"), have been obtained without any burdensome conditions or effect. The option will not be exercisable, if in so doing such exercise would be a violation of applicable law. The Option shall be exercisable thereafter until the earlier of (x) April 1, 1998 or (y) eight weeks from the date that all Approvals have been obtained. During the period from the Commencement Date until the closing of the transactions contemplated hereby (the "Closing") or the expiration of the Option, Purchaser shall make to Seller monthly non-refundable payments of interest at the rate of 10% per annum on the Purchase Price. The Closing shall take place on the earlier of (1) April 1, 1998 or
(2) eight weeks from the date on which all Approvals have been obtained.

E.  Exclusivity:

From the Commencement Date until the Closing or expiration of the Option, neither Seller nor any of its respective affiliates or representatives shall solicit, initiate, encourage or participate in discussions concerning any proposal or offer from any person or entity relating to any acquisition or purchase of all or a material amount of the assets of, or any equity interest in, R. Corp., or any merger, consolidation or business combination with R. Corp. R. Corp. shall not be deemed an affiliate or representative of Seller for purposes of the foregoing restriction. Seller shall enter into customary voting agreements.

F.  Publicity:

No party hereto shall make any public announcement with respect to the subject matter hereof without the consent of the other parties hereto except to the extent such public announcement may be required by applicable law.

G.  Fees and Expenses:

All reasonable out of pocket fees and expenses including, without limitation, commissions, legal fees and expenses arising in connection with the transaction contemplated hereby shall be paid by Purchaser promptly upon receipt of reasonably detailed statements therefor.





                                 Page 34 of 38 Pages

TERM SHEET (FOR DISCUSSION PURPOSES ONLY - APRIL 1, 1997)


A.  Parties:

NewCo, an entity controlled by Mr. Allen Paulson (collectively "Purchaser"), and certain advisory clients of Morgens, Waterfall, Vintiadis & Company, Inc. (collectively "Seller").

B.  Basic Structure:

Acquisition of all 4,646,440 of the [Elsinore Corporation, hereinafter, "E. Corp."] Shares held by Seller representing 94.3% of the currently issued and outstanding common stock of E. Corp. (the "Shares").

C.  Purchase Price:

Cash purchase price (the "Purchase Price") equal to $3.10 per share (less all dividends other than stock dividends and subject to adjustment for other distributions, stock splits, stock dividends, share issuances below the Purchase Price on a per share basis or repurchases and certain other changes to capitalization, in each case mutually agreeable to the parties). - See Schedule A.

D.  Option Price/Period:

Subject to approval by the Board of Directors of E. Corp. (to the extent required by applicable law), Purchaser and Seller shall, on or before April 30, 1997, enter into an option agreement (the "Option Agreement") granting Purchaser or its nominee the option to purchase all of the Shares (the "Option"). Purchaser shall post a clean, irrevocable letter of credit issued by an issuer acceptable to Seller upon terms and conditions acceptable to Seller and payable upon presentation of a sight draft by Seller ("L/C"), on the date of Purchaser's execution and delivery of the Option Agreement to Seller (the "Commencement Date"), calculated at 20% of the Remaining Equity Value (as defined in Schedule A). The L/C shall be unconditionally payable upon expiration of the Option except if Refund Events (as defined below) occur. "Refund Events" mean (i) Purchaser's inability to acquire, on terms set forth in the Option Agreement, options to acquire that number of shares which, when exercised and combined with the number of R. Corp. shares currently owned by Purchaser or its affiliates, will equal at least 60% of the issued and outstanding shares of R. Corp. or (ii) breach by the Seller of any covenant contemplated hereby. The Option shall be exercisable until the earlier of (x) April 1, 1998 or (y) eight weeks from the date on which all necessary regulatory approvals, including licensing or finding of suitability of Purchaser by the Nevada Gaming Commission, approval of changes of control of E. Corp. by the Nevada Gaming Commission, Hart-Scott-Rodino approvals, and any necessary third party consents (collectively, the "Approvals"), have been obtained without any burdensome conditions or effect. The Option will not be exercisable, if in so doing such exercise would be a violation of applicable law. The Option shall be exercisable thereafter until the earlier of (x) April 1, 1998 or (y) eight weeks from the date that all Approvals have been obtained.

                                 Page 35 of 38 Pages

TERM SHEET (FOR DISCUSSION PURPOSES ONLY - APRIL 1, 1997)


During the period from the Commencement Date until the closing of the transactions contemplated hereby (the "Closing") or the expiration of the Option, Purchaser shall make to Seller monthly non-refundable payments of interest at the rate of 10% per annum on the Remaining Equity Value. The Closing shall take place on the earlier of (1) April 1, 1998 or (2) eight weeks from the date on which all Approvals have been obtained.

E.  Undertaking as to
    Certain Future Events:

Subject to agreed upon exceptions, Purchaser shall provide an undertaking that if, within a time period to be agreed upon not exceeding two years following the Closing, (i) E. Corp. is a party to a merger, consolidation or other business combination (each, a "Transaction") with Purchaser or an affiliate of Purchaser, or (ii) Purchaser or an affiliate of Purchaser makes an offer ("Offer") to purchase any of the outstanding shares of E. Corp. common stock held by persons who are not affiliated with Purchaser (the "Remaining Stock"), the per share consideration paid to the holders of the Remaining Stock in the Transaction or the per share price of the Offer, as the case may be, shall not be less than the per share Purchase Price.

F.  Exclusivity:

Neither Seller nor any of its respective affiliates or representatives shall solicit, initiate, encourage or participate in discussions concerning any proposal or offer from any person or entity relating to any acquisition or purchase of all or a material amount of the assets of, or any equity interest in, E. Corp. or any merger, consolidation or business combination with E. Corp. E. Corp. shall not be deemed an affiliate or representative of Seller for purposes of the foregoing restriction. Purchaser and Seller shall enter into customary voting agreements and a mutually agreed upon lock-up.

G.  Publicity:

Neither party shall make any public announcement with respect to the subject matter hereof without the consent of the other party hereto except to the extent such public announcement may be required by applicable law.

H.  Fees and Expenses:

All reasonable out of pocket fees and expenses including, without limitation, commissions, legal fees and expenses arising in connection with the transaction contemplated hereby shall be paid by Purchaser promptly upon receipt of reasonably detailed statements therefor.


                                 Page 36 of 38 Pages

TERM SHEET (FOR DISCUSSION PURPOSES ONLY - APRIL 1, 1997)


                                                Schedule A
                                                ----------

E. Corp. Adjusted Enterprise Value. . . . .   $    55.30

Total Debt as of Confirmation Date(1). . .         38.00

  Implied Equity Value(1). . . . . . . . .         17.30

Less:  Option Value. . . . . . . . . . . .          2.00
                                              ----------
Remaining Equity Value. . . . . . . . . . .   $    15.30
                                              ----------

Shares Outstanding. . . . . . . . . . . . .    4,929,313

Price Per Share(1). . . . . . . . . . . . .   $     3.10

Option Value Calculation:

  Equity Value. . . . . . . . . . . . . . .        17.30

  Strike price. . . . . . . . . . . . . . .         5.00  (Per option agree-
                                              ----------  ment, strike price
is
                                                          equal to the greater
  Gross Option Value. . . . . . . . . . . .        12.30  of Book Value per
                                                          share or $5.00[])

  Percentage. . . . . . . . . . . . . . . .        16.7%

  Value to R. Corp. . . . . . . . . . . . .   $     2.00


_________________________
(1) Subject to adjustment based on actual total debt outstanding at April 1, 1997 and settlement of option interpretation.









                                 Page 37 of 38 Pages